EXHIBIT 3.1
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AVAYA HOLDINGS CORP.
AVAYA HOLDINGS CORP. (formerly known as Sierra Holdings Corp.), a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
FIRST: The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on June 1, 2007.
SECOND: An Amended and Restated Certificate of Incorporation (the “Original Amended and Restated Certificate of Incorporation”) was filed in the office of the Secretary of State on October 26, 2007.
THIRD: The Original Amended and Restated Certificate of Incorporation was amended on December 17, 2009 and on June 6, 2011.
FOURTH: An Amended and Restated Certificate of Incorporation (the “2017 Amended and Restated Certificate of Incorporation”) was duly adopted, without the need for approval of the Board of Directors (the “Board”) or the stockholders of the Corporation, in accordance with Sections 242, 245 and 303 of the Delaware General Corporation Law, as amended (the “DGCL”), in accordance with the Second Amended Joint Chapter 11 Plan of Reorganization of the Debtors confirmed by order, dated November 28, 2017, of the United States Bankruptcy Court for the Southern District of New York, jointly administered under the caption “In re: AVAYA INC., et al.,” Case No. 17-10089 (SMB).
FIFTH: This Amended and Restated Certificate of Incorporation was duly adopted on May 1, 2023 (the “Plan Effective Date”), without the need for approval of the Board of Directors of the Corporation or the stockholders of the Corporation, in accordance with Sections 242, 245 and 303 of the DGCL, in accordance with the Joint Prepackaged Plan of Reorganization of Avaya Inc. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”) confirmed by order, dated March 22, 2023 (the “Confirmation Order”), of the United States Bankruptcy Court for the Southern District of Texas, jointly administered under the caption “In re: AVAYA INC., et al.,” Case No. 23-90088 (DRJ).
SIXTH: This Amended and Restated Certificate of Incorporation shall become effective upon filing with the Secretary of State.
SEVENTH: The 2017 Amended and Restated Certificate of Incorporation is hereby amended and restated in full to read as follows:
Article I
The name of the Corporation is Avaya Holdings Corp.
Article II
The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, County of New Castle, City of Wilmington, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

Article III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
Article IV
4.1Authorized Capital Stock. The total number of shares of capital stock that the Corporation is authorized to issue is one hundred million (100,000,000) shares, consisting of (a) twenty million (20,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”), and (b) eighty million (80,000,000) shares of common stock, par value $0.01 per share (“Common Stock”).
4.2Preferred Stock. Subject to the terms of the Stockholders’ Agreement (as defined below), the Board is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions (subject to any limitations that may be contained in any Preferred Stock Designation and the Stockholders’ Agreement).
4.3Common Stock. Except as otherwise required by law, the Stockholders’ Agreement or this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), the holders of Common Stock (each, a “Holder”) will be entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of Common Stock held of record by such Holder as of the record date for such meeting provided, however, that, subject to Section 13.1 herein, except as otherwise required by law or the Stockholders’ Agreement, Holders shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock).
4.4Nonvoting Equity Securities. The Corporation shall not issue nonvoting equity securities (as such term is defined in Section 101(16) of the Bankruptcy Code) (which shall be deemed not to include warrants or options or similar instruments to purchase equity of the Corporation or any equity security pursuant to the Plan (all of which constitute voting equity securities)); provided, however, the foregoing restriction shall (a) have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, (b) only have such force and effect for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Corporation, and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time may be in effect. The prohibition on the issuance of nonvoting equity securities is included in this Amended and Restated Certificate of Incorporation in compliance with Section 1123(a)(6) of the Bankruptcy Code.
4.5Stockholders’ Agreement and Registration Rights Agreement. To the fullest extent permitted by law, each holder of Common Stock shall be subject to, shall be required to enter into, shall be deemed to have entered into, and shall be deemed to be bound by, that certain Stockholders’ Agreement, dated as of May 1, 2023 (the “Stockholders’ Agreement Effective Date”), by and among the Corporation and the equityholders of the Corporation party thereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Stockholders’ Agreement”), that certain Registration Rights Agreement, dated as of May 1, 2023, by and among the Corporation and the equityholders of the Corporation party thereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Registration Rights Agreement”), regardless of whether any such Holder has executed the Stockholders’ Agreement and Registration Rights Agreement, and the Stockholders’ Agreement and Registration Rights Agreement shall each be deemed to be a valid, binding and enforceable obligation of such Holder (including any obligation set forth therein to waive or refrain from exercising any appraisal, dissenters or similar rights), even if such Holder has not actually executed and delivered a counterpart of the Stockholders’ Agreement and Registration Rights Agreement. Except in connection with a transfer of Corporation Securities in a Public Offering (as such term is defined in Article XII), or until such time as no longer required pursuant to the terms of the Stockholders’ Agreement, the Corporation shall not issue any shares of Preferred Stock or Common Stock (including on exercise of any purchase, exchange or conversion right in any option, warrant or other convertible security) to, and no stockholder shall transfer any shares of Preferred Stock or Common Stock (whether by sale, gift, inheritance or other transfer or through the exercise or conversion of warrants, options or other convertible securities, by operation of law or otherwise) to, any person who does not as a precondition to such issuance or transfer execute and deliver a joinder to the Stockholders’ Agreement and Registration Rights Agreement, in compliance with their terms unless such person is already party thereto, and any such proposed issuance or transfer in violation hereof or thereof will be null and void ab initio. For the avoidance of doubt, except (i) as otherwise provided for in the Stockholders’ Agreement and (ii) in connection with the assignment or transfer of at least eighty percent (80%) of the respective shares of Common Stock held as of the Stockholders’ Agreement Effective Date by any of Apollo, Brigade, Nuveen or Sculptor (a “Specified Rights Transfer”), as applicable, any and all rights, privileges or preferences held by a Holder pursuant to the Stockholders’ Agreement, are specific to such Holder and contained in Section 2.01 of the Stockholders’ Agreement or any constituent definitions (the “Specified Rights”) and may not be assigned or transferred and any such proposed or attempted assignment or transfer of such rights shall be null and void ab initio, and of no force or effect. In the event of a Specified Rights Transfer, the transferee shall acquire the Specified Rights previously held by the transferor in the Specified Rights Transfer; provided, that the Specified Rights may be assigned or transferred under a Specified Rights Transfer only if such Stockholder has an Ownership Percentage (as such term is defined in Article XII) less than fifty percent (50%) prior to consummating such Specified Rights Transfer. For the avoidance of doubt, the rights contained in Section 2.10 of the Stockholders’ Agreement shall not constitute Specified Rights. The Corporation shall furnish without charge to each holder of record of shares of Common Stock a copy of the Stockholders’ Agreement and Registration Rights Agreement upon written request to the Corporation at its principal place of business. This Article IV will automatically terminate and have no further force or effect at the time the Stockholders’ Agreement terminates in accordance with its terms (and after such time any other reference in this Amended and Restated Certificate of Incorporation to the Stockholders’ Agreement will be disregarded) provided, however, that, upon the termination of the Stockholders’ Agreement in accordance with its terms, (i) the provisions of Section 2.07 and Article 8 of the Stockholders’ Agreement and (ii) the Registration Rights Agreement, including Section 2.6 thereof, shall each remain in effect with respect to each Holder party thereto; provided, further, that no termination of the Stockholders’ Agreement or of this Article IV shall relieve any Person of liability for breach of this Article IV prior to such termination.

Article V
5.1Powers of the Board. Subject to the terms of the Stockholders’ Agreement, the Board may make, amend, and repeal the bylaws of the Corporation (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Bylaws”); provided, however, that, except as set forth in the Stockholders’ Agreement, nothing herein will limit the power of the Holders of a majority of the issued and outstanding shares of Common Stock to make, amend and repeal Bylaws. Any Bylaw made by the Board under the powers conferred hereby may be amended or repealed by the Board (subject to the Stockholders’ Agreement) or by the stockholders, in each case as provided in the Bylaws and in accordance with applicable law.
5.2Special Meetings. Subject to the terms of the Stockholders’ Agreement, special meetings of stockholders of the Corporation may be called only (a) by the Chairperson of the Board (the “Chairperson”), (b) by the Chief Executive Officer of the Corporation (the “Chief Executive Officer”), (c) by the Secretary of the Corporation (the “Secretary”) acting at the request of the Chairperson, the Chief Executive Officer or a majority of the total number of directors of the Corporation (the “Directors”) that the Corporation would have if there were no vacancies on the Board (the “Whole Board”), or (d) by the Secretary acting at the request of stockholders of the Corporation holding at least a majority of the voting power of the outstanding Common Stock, voting together as a single class; provided that in the case of clause (d), any such request shall be in writing and state the purpose or purposes of the special meeting.
5.3Purpose of Meetings. At any annual meeting or special meeting of stockholders of the Corporation, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the Stockholders’ Agreement and the Bylaws.
5.4Action by Consent. Any action required or permitted to be taken at any annual meeting or special meeting of stockholders may, except as otherwise required by the DGCL or the Stockholders’ Agreement, be taken without a meeting, and without a vote, only if a consent, setting forth the action so taken, shall be signed by the holders of record of the issued and outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action (such minimum number of votes to be in accordance with any applicable terms of the Stockholders’ Agreement, this Amended and Restated Certificate of Incorporation, the Bylaws, and the DGCL) at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with applicable law.
Article VI
6.1Number, Election and Terms of Directors. Effective as of the date that this Amended and Restated Certificate of Incorporation has become effective, the number of Directors is fixed at nine, the initial composition of which shall be determined pursuant to the Plan (including any supplements thereto) and the Stockholders’ Agreement. Thereafter, the number of Directors of the Corporation may be changed from time to time by, or in the manner provided in the Bylaws (subject to the terms of the Stockholders’ Agreement and any Preferred Stock Designation). Election of Directors need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the issued and outstanding shares of Common Stock present in person or represented by proxy at a meeting of the stockholders at which Directors are to be elected. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided, however, that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

6.2Quorum; Action by the Board. Subject to any additional requirements set forth in the Stockholders’ Agreement, a quorum of the Board shall consist of at least a majority of the Whole Board. Except as otherwise provided for in the Stockholders’ Agreement and subject to any additional requirements set forth in the Stockholders’ Agreement, all actions of the Board shall require the affirmative vote of at least a majority of the Directors present at a duly-convened meeting of the Board at which a quorum is present. For the avoidance of doubt, except as otherwise provided for in the Stockholders’ Agreement, each Director shall be entitled to one vote on each matter presented to the Board.
6.3Newly Created Directorships and Vacancies. Subject to the terms of the Stockholders’ Agreement and the terms of any Preferred Stock Designation adopted in the manner provided for in Section 4.2 herein, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, disqualification, incapacitation, removal or other cause may be filled by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, or by a sole remaining Director. Any Director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the Director whose seat is being filled and until such Director’s successor has been elected and qualified. No decrease in the number of Directors constituting the Board may shorten the term of any incumbent Director. If there are no Directors in office, then an election of Directors may be held in accordance with the Stockholders’ Agreement and in the manner provided by law.
6.4Director Liability. To the fullest extent permitted by the DGCL and any other applicable law currently or hereafter in effect, no Director will be personally liable to the Corporation or its stockholders for or with respect to any breach of fiduciary duty or other act or omission as a Director. No repeal or modification of this Article VI will adversely affect the protection of any Director provided hereby in relation to any breach of fiduciary duty or other act or omission as a Director occurring prior to the effectiveness of such repeal or modification.
Article VII
7.1State Law Business Combination. The Corporation expressly elects not to be governed by Section 203 of the DGCL. No amendment, repeal or modification (including any amendment by operation of law or otherwise that was, directly or indirectly, intended to circumvent the restrictions in this Article VII) shall be made to this Article VII without (i) the affirmative consent of each Holder that may be impacted by such amendment, repeal or modification and (ii) any applicable consent required pursuant to (A) Article XIII herein or (B) the Stockholders’ Agreement.
Article VIII
8.1Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise subject to or involved in any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she is or was a Director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified by the Corporation to the fullest extent permitted or required by the DGCL and any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith (“Indemnifiable Losses”); provided, however, that, except as provided in Section 8.4 of this Article VIII with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee pursuant to this Section 8.1 in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.
8.2Right to Advancement of Expenses. The right to indemnification conferred in Section 8.1 of this Article VIII shall include the right to advancement by the Corporation of any and all expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such Proceeding in advance of its final disposition (an “Advancement of Expenses”); provided, however, that, if the DGCL so requires, an Advancement of Expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including without limitation service to an employee benefit plan) shall be made pursuant to this Section 8.2 only upon delivery to the Corporation of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay, without interest, all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Section 8.2. An Indemnitee’s right to an Advancement of Expenses pursuant to this Section 8.2 is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that Indemnitee is entitled to indemnification under Section 8.1 of this Article VIII with respect to the related Proceeding or the absence of any prior determination to the contrary.
8.3Contract Rights. The rights to indemnification and to the Advancement of Expenses conferred in Sections 8.1 and 8.2 of this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.
8.4Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 of this Article VIII is not paid in full by the Corporation within sixty (60) calendar days after a written claim has been received by the Corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty (20) calendar days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to the fullest extent permitted or required by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader reimbursements of prosecution or defense expenses than such law permitted the Corporation to provide prior to such amendment), to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) a Final Adjudication that the Indemnitee has not met any applicable standard of indemnification set forth in the DGCL shall be a defense to such suit, and (ii) any suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Corporation shall be entitled to recover such expenses, without interest, upon a Final Adjudication that the Indemnitee has not met any applicable standard of indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board or a committee thereof, its stockholders or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board or a committee thereof, its stockholders or independent legal counsel) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by an Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or brought by the Corporation to recover an Advancement of Expenses hereunder pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, shall be on the Corporation.
8.5Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article VIII shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, this Amended and Restated Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise. Nothing contained in this Article VIII shall limit or otherwise affect any such other right or the Corporation’s power to confer any such other right.
8.6Indemnitor of First Resort. The Corporation hereby acknowledges that the Directors may have certain rights to indemnification, Advancement of Expenses and/or insurance provided by a holder of Preferred Stock or Common Stock or its Affiliates (collectively, the “Institutional Indemnitors”). The Corporation hereby agrees (a) that it is the indemnitor of first resort (i.e., its obligations to such persons are primary and any obligation of the Institutional Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such persons are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such persons and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Amended and Restated Certificate of Incorporation or the Bylaws (or any other agreement between the Corporation and such persons), without regard to any rights such persons may have against the Institutional Indemnitors, and (c) that it irrevocably waives, relinquishes and releases the Institutional Indemnitors from any and all claims against the Institutional Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Institutional Indemnitors on behalf of such persons with respect to any claim for which such persons have sought indemnification from the Corporation shall affect the foregoing and the Institutional Indemnitors shall be subrogated to the extent of such advancement or payment to all of the rights of recovery of such persons against the Corporation. The Corporation and each such person agree that the Institutional Indemnitors are express third-party beneficiaries of the terms of this paragraph.
8.7Insurance. The Corporation shall maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (each, an “Insured Person”) against any expense, liability or loss, in such amounts, as the Board reasonably determines from time to time is customary for similarly-situated businesses such as the Corporation and its subsidiaries, whether or not the Corporation would have the power to indemnify any Insured Person against such expense, liability or loss under the provisions of this Amended and Restated Certificate of Incorporation or the DGCL.
8.8No Duplication or Payments. The Corporation shall not be liable under this Article VIII to make any payment to an Indemnitee in respect of any Indemnifiable Losses to the extent that the Indemnitee has otherwise actually received payment (net of any expenses incurred in connection therewith and any repayment by the Indemnitee made with respect thereto) under any insurance policy or from any other source in respect of such Indemnifiable Losses.

8.9Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
Article IX
9.1Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or Proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former Director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Amended and Restated Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.1.
9.2Federal Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.2.
Article X
10.1Waiver of Corporate Opportunity Doctrine. To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its directors or stockholders and the Corporation renounces any expectancy that any of the directors or stockholders of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or stockholders of the Corporation that are employees, consultants or officers of the Corporation. For the avoidance of doubt, (i) the doctrine of corporate opportunity shall apply to any Chairperson of the Board that is not otherwise an employee, consultant or officer of the Corporation, and (ii) the waiver contained in this Article X shall not limit the confidentiality obligations in Section 6.02 of the Stockholders’ Agreement.
Article XI
11.1References. When the terms of this Amended and Restated Certificate of Incorporation refer to a specific agreement (including, for the avoidance of doubt, the Stockholders’ Agreement) or other document (including, for the avoidance of doubt, the Bylaws) or a decision by any person that determines the meaning or operation of a provision hereof, the Secretary shall maintain a copy of such agreement, document or decision at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor. Unless otherwise expressly provided in this Amended and Restated Certificate of Incorporation (including, for the avoidance of doubt, any Preferred Stock Designation), a reference to any specific agreement (including, for the avoidance of doubt, the Stockholders’ Agreement) or other document (including, for the avoidance of doubt, the Bylaws), shall be deemed a reference to such agreement or document as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms of such agreement or document.
Article XII
12.1Definitions. For purposes of this Article XII, the following terms shall have the following meanings:
“Affiliate” means, when used with reference to any Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, or where such Person owns twenty percent (20%) or more of the voting control of such specified Person. For purposes of this definition, an “Affiliate” of a Stockholder shall include any investment fund, alternative investment vehicle, special purpose vehicle or holding company that (i) is directly or indirectly managed, advised, sub-advised or controlled by such Stockholder or any Affiliate of such Stockholder, (ii) is managed, advised or sub-advised by the same investment adviser as, or an Affiliate of the investment adviser of, such Stockholder or (iii) is a party to a derivative or participation transaction with such Stockholder pursuant to which there is a transfer of the economics of ownership of securities to or from such Stockholder; provided, however, that (x) an Affiliate shall not include any portfolio company of any Person (including any Stockholder) nor any Corporate Entity, (y) limited partners, non-managing members or other similar direct or indirect investors in a Stockholder (in their capacities as such) shall not be deemed to be Affiliates of such Stockholder and (z) neither the Corporation nor any of its controlled Affiliates shall be deemed an Affiliate of any of the Stockholders (and vice versa). The term “Affiliated” shall have a correlative meaning.
“Apollo” means Apollo Global Management, Inc. and/or certain of its Affiliates, including, but not limited to, Apollo Capital Management X, LLC, Apollo Management X, L.P., Apollo Investment Management Europe S.á r.l., Apollo Advisors X, L.P., Blackcomb Debt Holdings, L.P. and AP Avenue Holdings, L.P.
“Brigade” means Brigade Capital Management, L.P. together with its Affiliates and Related Funds.
“Capital Stock” means the capital stock of the Corporation.
“Corporate Entity” means the Corporation and any of the Corporation’s Subsidiaries.
“Corporation Securities” means any Capital Stock (including Common Stock) or equity interests of the Corporation, including the Common Stock, and any other security exercisable or convertible into or exchangeable for such Capital Stock or equity interests of the Corporation, including any security, bond, note, indebtedness, warrant, option or other right or instrument exercisable for or exchangeable or convertible into such Capital Stock or equity interests.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Excluded Issuance” means each of the following, which do not apply to the preemptive rights under Article 5 of the Stockholders’ Agreement:

(a)(i) issuances or sales of any Corporation Securities to employees, officers, directors, managers or consultants of the Corporation or any other Corporate Entity pursuant to a Management Incentive Plan and (ii) any other employee benefits or similar employee or management equity incentive plans or arrangements of the Corporation or any other Corporate Entity, including offer letters, employment agreements, consulting agreements or appointment letters that in the case of this clause (ii) have been approved in accordance with Article 2 of the Stockholders’ Agreement;
(b)issuances or sales in a bona fide joint venture, merger or reorganization of the Corporation or any other Corporate Entity with or into another Person or a bona fide acquisition by the Corporation or any other Corporate Entity of another Person or substantially all of the assets of another Person or a strategic partnership or other similar relationship (in each case, other than with a Stockholder or any of its Affiliates);
(c)issuances to a Person or such Person’s Affiliate in exchange of debt or debt Securities for previously existing Securities of the Corporation held by such Person or such Person’s Affiliate;
(d)issuances pursuant to any syndication or offering of debt, or any financing, refinancing, amendment or modification of debt (so long as not directed toward existing Stockholders or any of their Affiliates);
(e)issuances pursuant to any private placement of warrants or other Security to purchase any form of equity interests in the Corporation on an arm’s-length basis as part of a debt financing to the Corporation or its Subsidiaries by non-Affiliated (to the Corporation or any of its Subsidiaries) third party lenders to the extent that any of the following conditions are satisfied: (i) any participation by a Stockholder or Affiliate of any such Stockholder is through an ordinary course syndication or offering process, (ii) the issuance of Securities of the Corporation to all participants in such debt financings (including any series of debt financings) is less than, in the aggregate of all such debt financings, twenty percent (20%) of the issued and outstanding Capital Stock of the Corporation as of the date hereof or (iii) the debt financing is offered to all holders of Common Stock to participate on a pro rata basis on the same financing terms in accordance with the procedures of Section 5.01 of the Stockholders’ Agreement as if such procedures applied to offerings of debt;
(f)issuances by the Corporation or a direct or indirect wholly-owned Subsidiary of the Corporation to another direct or indirect wholly-owned Subsidiary of the Corporation;
(g)issuances as a dividend or upon any stock split, reclassification, recapitalization, exchange or readjustment of Corporation Securities, or other similar transaction (in each case, on a pro rata basis);
(h)issuances or sales of any Corporation Securities or other equity Security of any of the Corporation’s Subsidiaries in a Qualified IPO and pursuant to any Public Offering following a Qualified IPO;
(i)issuances upon the conversion or exercise of any Corporation Securities which Corporation Securities were (i) outstanding on the date hereof or (ii) issued in compliance with the terms and conditions of Article 5 of the Stockholders’ Agreement; or
(j)the issuances of the shares of Common Stock to the Stockholders contemplated by the Plan and the Definitive Documents (as defined in the Restructuring Support Agreement) on the Plan Effective Date.

“Indebtedness” means with respect to any Person, without duplication, any liability of such Person (a) for borrowed money, whether current or funded, secured or unsecured, or with respect to deposits or advances of any kind, (b) incurred or assumed as the deferred purchase price of assets, property or services (but excluding trade accounts payable arising in the ordinary course of business), (c) evidenced by notes, bonds, debentures or other similar instruments, (d) for the reimbursement of any obligor on any banker’s acceptance, letter of credit, performance bond or similar credit transaction, (e) for indebtedness of others guaranteed by such Person to the extent of such guarantee or arrangement and (f) for indebtedness of any other Person of the type referred to in clauses (a), (b), (c), (d) and (e) of this definition which is secured by any lien on any property or asset of such first referred to Person, the amount of such indebtedness referred to in this clause (f) being deemed to be the lesser of the value of such property or asset or the amount of the indebtedness so secured to the extent of such security interest. Except as otherwise provided in this definition of “Indebtedness,” the amount of Indebtedness of any Person at any date shall be (i) the outstanding principal amount of all unconditional obligations described above and interest, as such amount would be reflected on a balance sheet prepared in accordance with GAAP, and (ii) with respect to all contingent obligations described above, the maximum liability as of such date of such Person for any guarantees of Indebtedness for borrowed money of any other Person and the amount required under GAAP to be accrued with respect to any other contingent obligation.
“Initial Public Offering” means any of (i) an initial Public Offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act, (ii) a single transaction or series of related transactions by a merger, acquisition or other business combination involving the Corporation and a publicly traded special purpose acquisition company or other similar entity in which a class of capital stock of the special purpose acquisition company or other similar entity (or its successor) is publicly traded on a National Securities Exchange or (iii) any other transaction or series of related transactions following consummation of which the shares of Common Stock are listed and traded on a National Securities Exchange or an established non-United States securities exchange; provided that an Initial Public Offering shall not include any issuance of shares of Common Stock solely to existing holders of Corporation Securities or employees or consultants of any Corporate Entity on Form S-4, Form F-4 or Form S-8 (or any successor form adopted by the U.S. Securities and Exchange Commission (the “SEC”) or any comparable form adopted by any foreign securities regulators).
“Management Incentive Plan” means a management incentive plan adopted and approved by the Board.
“National Securities Exchange” means the New York Stock Exchange, NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or another U.S. national securities exchange registered with the SEC.
“Nuveen” means Nuveen Asset Management, LLC together with its Affiliates, including but not limited to Teachers Advisors, LLC.
“Ownership Percentage” means, with respect to any Stockholder or group of Stockholders, a fraction (a) the numerator of which is the total number of shares of outstanding Common Stock beneficially owned by such Stockholder or group of Stockholders (together with their respective Affiliates and Related Funds) at such time (without duplication) and (b) the denominator of which is the total number of shares of outstanding Common Stock held by all Stockholders at such time, in each case, excluding, for purposes of this calculation, (i) any shares of Common Stock issuable upon the exercise, conversion or exchange of convertible securities, (ii) any shares of Common Stock issued or issuable pursuant to a Management Incentive Plan and held by an employee or Director of the Corporation, and (iii) any shares that constitute an

Excluded Issuance pursuant to clauses (b), (d) and (e) under the definition of Excluded Issuances.
“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Public Offering” means any sale or distribution to the public of a Corporation Security or other equity Security of any of the Corporation’s Subsidiaries pursuant to an offering registered under the Securities Act, whether by the Corporation, by a Subsidiary, by Stockholders and/or by any other holders of such Corporation Security or other equity Security of any of the Corporation’s Subsidiaries.
“Qualified IPO” means a firm commitment underwritten Initial Public Offering of Common Stock that provides for at least an aggregate of three hundred seventy-five million dollars ($375,000,000) in gross proceeds to the Corporation and/or any selling Stockholders and, immediately after such Initial Public Offering, the Common Stock is quoted or listed for trading on a National Securities Exchange.
“Related Fund” means with respect to any Person, any fund, account or investment vehicle that is controlled, managed, sub-managed, advised or sub-advised by (a) such Person, (b) an Affiliate of such Person or (c) the same investment manager, sub-investment manager, advisor or sub-advisor as such Person or an Affiliate of such investment manager, sub-investment manager, advisor or sub-advisor.
“Sale Transaction” means the occurrence of any of the following: (a) the direct or indirect sale, lease, transfer, exclusive license, conveyance or other disposition, in one or a series of related transactions (including any merger or consolidation, whether by operation of law or otherwise), of all or substantially all of the properties or assets of the Corporation and its Subsidiaries (taken as a whole); or (b) the consummation of any transaction or series of transactions (including any merger or consolidation, whether by operation of law or otherwise), the result of which is that any Person or “group” (as defined under Section 13 of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the then outstanding Corporation Securities or of the membership or other equity interests of any surviving entity of any such merger or consolidation; provided, however, that, a Sale Transaction shall not be deemed to have occurred in the case of clause (a), if such Sale Transaction is completed in connection with the internal restructuring of the Corporation and the resulting owner(s) of the assets of the Corporation are, directly or indirectly, the same Stockholders who owned such assets prior to such Sale Transaction.
“Sculptor” means Sculptor Capital LP, solely on behalf of its and its Affiliates’ Related Funds.
“Securities” means “securities” as defined in Section 2(a)(1) of the Securities Act and includes, with respect to any Person, capital stock or other equity interests issued by such Person or any options, warrants or other Securities that are directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other equity interests issued by such Person.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Significant Holder” means, at the time of determination, a Stockholder (together with its Affiliates and Related Funds) whose Ownership Percentage equals or exceeds five percent (5%).

“Stockholder” or “Stockholders” means those Persons listed on Schedule 1 of the Stockholders’ Agreement and any other Person who shall at any time be a party to or bound by the Stockholders’ Agreement as a result of the execution and delivery to the Corporation of a Joinder.
“Subsidiary” means, with respect to a Person, any entity required to be consolidated with such Person in such Person’s books and records pursuant to GAAP, or any corporation, general or limited partnership, limited liability company, joint venture or other entity in which such Person (a) owns, directly or indirectly, fifty percent (50%) or more of its outstanding voting securities, equity interests, profits interest or capital interest, (b) is entitled to elect at least one-half of the board of directors or similar governing body or (c) in the case of a limited partnership or limited liability company, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.
12.2Consent Rights. The Corporation shall not, and shall cause its Subsidiaries not to, either directly or indirectly by amendment, merger, consolidation or otherwise, take any of the actions referred to in Section 12.2(a), 12.2(b), 12.2(c) or 12.2(d) without (in addition to any other vote required by law) the written consent or affirmative vote required by Section 12.2(a), 12.2(b), 12.2(c) or 12.2(d), respectively, for such action and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.
(a)The Corporation shall not, and as applicable, shall not cause or permit any of its Subsidiaries to, enter, amend or renew an agreement, arrangement or transaction with (i) any Affiliate of the Corporation (other than a wholly-owned direct or indirect Subsidiary of the Corporation) or (ii) any Person that constitutes a Significant Holder or an Affiliate of such Person (each of the Persons described in clauses (i) and (ii), a “Related Party” and any such agreement or transaction, a “Related Party Agreement”), excluding (x) a transaction or series of related transactions involving less than two million dollars ($2,000,000) in aggregate payments if made in the ordinary course of business and consistent with past practice with a portfolio company of such Stockholder or its Affiliates and on an arm’s-length basis and (y) debt financings with respect to which all Stockholders are offered the opportunity to participate on a pro rata basis on the same terms, and equity or equity-linked financings offered in accordance with Section 5.01 of the Stockholders’ Agreement and this Section 12.2(a), in each case, unless such Related Party Agreement is on an arm’s-length basis and approved by a majority of the disinterested Directors that are not Affiliated with, or designated by, the Related Party or any of its Affiliates or Related Funds (including, for the avoidance of doubt, any fund employee Directors); provided, however, that any issuance of Corporation Securities in accordance with the terms of Article 5 of the Stockholders’ Agreement shall be deemed not to be a Related Party Agreement.
(b)As long as Apollo’s Ownership Percentage is at least twenty-five percent (25%), and prior to the consummation of a Qualified IPO, the Corporation shall not, and as applicable, shall not cause or permit any of its Subsidiaries to, take any of the following actions without the approval of Apollo, in its capacity as a Stockholder:
i.create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness in excess of one hundred million dollars ($100,000,000);
ii.make distributions or pay dividends (whether in cash or in-kind) on any outstanding Corporation Securities;
iii.consummate a Sale Transaction; or

iv.consummate any acquisition or disposition (whether of a sale of stock or assets, disposition of assets, merger or consolidation) of the Corporation or any of its Subsidiaries, in each case, in a transaction or series of related transactions involving total consideration in excess of one hundred million dollars ($100,000,000).
(c)As long as Apollo’s Ownership Percentage is at least twenty-five percent (25%), and prior to the consummation of a Qualified IPO, the Board shall in good faith consult with Apollo reasonably in advance of the termination or hiring of a Chief Executive Officer, and Apollo shall be entitled to recommend candidates to the Board for consideration in connection with any hiring process for a replacement Chief Executive Officer during such consultation period.
(d)Prior to the consummation of an Initial Public Offering, the Corporation shall not, and as applicable, shall not cause or permit any of its Subsidiaries to, take any of the following actions without the approval of Stockholders holding at least seventy-five percent (75%) of the issued and outstanding shares of Common Stock (excluding Excluded Issuances):
i.non-pro rata redemptions or reclassifications of the Capital Stock or any other equity in the Corporation (other than any redemptions or repurchases made by departing employees or other services providers); or
ii.the declaration of distributions or dividends on the Capital Stock other than on a pro rata basis based on ownership of the Capital Stock.
Article XIII
13.1Amendment. From time to time, subject to the terms of the Stockholders’ Agreement, any of the provisions of this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) may be amended, altered, or repealed by the approval of a majority of the Directors of the Board and approval of Holders of a majority of the issued and outstanding shares of Common Stock and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted by the approval of a majority of the Directors of the Board and approval of Holders of a majority of the issued and outstanding shares of Common Stock and in the manner and at the time prescribed by said laws provided, however, that (a) any amendments (i) to this Section 13.1, (ii) that seek to waive or alter any corporate fiduciary duty owed by any current or former Director or officer of the Corporation under the Delaware law or (iii) any amendments pertaining to Related Party Transactions or (b) any amendments which would impose new limitations or conditions on transferability of Common Stock (other than contractual lock-up agreements) shall require the approval of the Holders of seventy-five percent (75%) of the issued and outstanding shares of Common Stock and (solely in the case of any amendments described in clauses (a)(ii) or (a)(iii) in this Section 13.1 that are favorable to the Corporation’s Affiliates, any current or former officer of the Corporation or any current or former Director of the Corporation, approval of Holders of a majority of the issued and outstanding shares of Common Stock, excluding Affiliates at such time); provided, further, that any amendments that materially disproportionately and adversely affect rights specified in this Amended and Restated Certificate of Incorporation of one or more Holders relative to the impact on one or more other Holders (or that disproportionately benefit one or more Holders relative to the rights of other Holders), shall require approval of a majority of the disproportionately adversely affected Holders. All rights at any time conferred upon the stockholders or the Corporation by this Amended and Restated Certificate of Incorporation are granted subject to the provisions of this Article XIII.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation.

AVAYA HOLDINGS CORP.

By: /s/ Alan Masarek
Name: Alan Masarek
Title: Chief Executive Officer

Dated:	May 1, 2023